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The Board of Directors
Aetna Life and Casualty Company:


We have audited the consolidated balance sheets of Aetna Life and Casualty Company and Subsidiaries (the "company") as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993, and have reported thereon under date of February 8, 1994. The aforementioned consolidated financial statements and our audit report thereon are incorporated by reference in the company's Form 10-K for the year ended December 31, 1993. As stated in Note 1, the company changed its accounting policy for reporting reserves for workers' compensation life table indemnity claims to a discounted basis using statutory approved rates of 5% for voluntary business and 3.5% for involuntary business. The company states that the newly adopted accounting principle is preferable in the circumstances because this change more appropriately reflects the economic value of the company's obligations and improves the matching of revenues and expenses. In accordance with your request, we have reviewed and discussed with company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the company's circumstances.

Very truly yours,

KPMG PEAT MARWICK


Hartford, Connecticut
February 8, 1994